Exhibit 12(a)

General Electric Company
Computation of Ratio of Earnings to Fixed Charges
Nine months ended September 30, 2017
(Unaudited)

(Dollars in millions)

General Electric Company and consolidated affiliates
Earnings(a)	$3,598
Plus:
Interest and other financial charges included in expense(b)	3,633
One-third of rental expense(c)	377
Adjusted "earnings"	$7,608

Fixed charges:
Interest and other financial charges included in expense(b)	$3,633
Interest capitalized	31
One-third of rental expense(c)	377
Total fixed charges	$4,041

Ratio of earnings to fixed charges	1.88

(a)	Earnings before income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.

(b)	Included interest on tax deficiencies and interest on discontinued operations.

(c)	Considered to be representative of interest factor in rental expense.